                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                Piazza degli Affari 2
                                20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

LEGENDS REQUIRED ON THE INTERNET GATEWAY (OF BOTH TI AND TI MEDIA) AND ANY PRESS RELEASE, PRESENTATION MATERIALS AND IN DOCUMENT DISCUSSING THE BUYBACK

The proposed share buyback for a portion of the Telecom Italia Media shares described herein is not being made and will not be made, directly or indirectly, in or into the United States, Canada, Japan, Australia, or any other jurisdiction in which any such share buyback would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. Telecom Italia Media will not be permitted to accept any tenders made from any of the foregoing jurisdictions.

Except as provided below, any offer to buy securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer in the United States or an offer to acquire securities in the United States.

PRESS RELEASE

TELECOM ITALIA TO ABSORB ALL GROUP INTERNET ACTIVITIES VIRGILIO AND TIN.IT ACQUIRED

FOR A TOTAL OF EUR0 950 MILLION CASH

TI MEDIA TO FOCUS ON TELEVISION ACTIVITIES

MERGER BY INCORPORATION OF LA 7 INTO TI MEDIA

NEW RESOURCES FOR TI MEDIA:

- APPROXIMATELY EURO 250 MILLION INVESTED IN MEDIA

- BUYBACK FOR UP TO EURO 148 MILLION

WITH A PREMIUM OF APPROXIMATELY 20% ON THE AVERAGE SHARE PRICE OVER THE LAST SIX MONTHS

- EXTRAORDINARY DIVIDEND PAYOUT IN 2006 NOW ESTIMATED AT EURO 550 MILLION

Milan, April 4, 2005 – The Boards of Directors of Telecom Italia and Telecom Italia Media (TI Media), met today and approved the restructuring of the Group’s Internet business whereby Telecom Italia will absorb all Group internet activities, giving Telecom Italia Media the financial resources to expand its business.

More specifically, the transaction entails:

•

the acquisition by Telecom Italia of all Virgilio and Tin.it assets for a total of Euro 950 million in cash;

•

the use of revenues from the sale by TI media to

*

make new investments in the media sector, for an estimated amount of approximately Euro 250 million in the three-year period 2005-2007;

*

purchase its own shares, up to the maximum permitted by law, amounting to approximately Euro 148 million;

*

payout extraordinary dividends in 2006 currently estimated at approximately Euro 550 million;

•

the merger by incorporation of La7 Televisioni into TI Media.

Industrial and strategic reasons for the transaction

As with the merger of TIM by incorporation into Telecom Italia (which the Shareholders' Meetings of the two companies will be examining in the coming days), this transaction is also aimed at satisfying the need to streamline the Groups’ activities, taking the following into consideration:

•

with the development of the broadband market and premium content, the Internet business is becoming increasingly capital intensive, requiring integrated management models in the combined offer of telecommunications and Internet. This is confirmed by the fact that all the main European telecommunications operators have seen the integration of their internet and fixed line activities as necessary;

•

the presence in the Internet sector of two companies belonging to the same Group creates overlapping and does not allow for the optimal use of resources allocated to investment in an increasingly dynamic market;

•

it is in Telecom Italia’s interest to make use of Tin.it and Virgilio’s assets in order to pursue an effective strategy for increasing the value of growing band availability and premium content;

•

backed by La7 and MTV, TI Media enjoys a recognized position in the television market, with attractive growth prospects in digital terrestrial television (where it is one of the top players), a sector however, which still requires major investment in infrastructure and content;

•

with adequate financial resources and its focus on the media business, TI Media can develop content, expand its coverage of analogue channels and increase the number of frequencies and content/channels in digital terrestrial television.

The acquisition of Virgilio and Tin.it

The details of the transaction, worth a total of Euro 950 million, are as follows:

•

the purchase of Virgilio by Telecom Italia which will acquire 60% of Webfin (which currently holds 66% of Matrix) and 0.7% of Matrix, currently held by TI Media, for a total amount of Euro 70 million. Upon conclusion of the transaction, Telecom Italia, which already holds a 40% stake in Webfin and a 33.3% stake in Matrix, will have full ownership of Webfin and Matrix, and therefore full control over Virgilio’s operations;

•

Telecom Italia will acquire 100% of the share capital in a newly formed company to which TI Media will transfer the Tin.it business unit. The sale price will be Euro 880 million.

The transaction, neutral from a tax point of view, will generate approximately Euro 850 million capital gain for TI Media at parent level and about Euro 900 million at a consolidated level.

The investment banks JP Morgan and Lazard and Professors Mauro Bini and Maurizio Dallocchio assisted the Telecom Italia Board of Directors in determining the transfer price for Tin.it and Virgilio. The TI Media Board of Directors was assisted by Morgan Stanley, and investment bank Merrill Lynch upon the autonomous and exclusive designation of the independent Directors.

In addition, Prof. Angelo Provasoli, mandated by Telecom Italia, audited the accuracy and fairness of the criteria used by all the consultants nominated by both Telecom Italia and TI Media.

The use of revenues from the Internet Asset Sale

New Investments

Telecom Italia Media plans to invest to consolidate its presence in the television business. This business offers attractive growth opportunities in digital terrestrial television as a new market in constant expansion offering value-added products (such as pay-per-view and interactive TV) that will contribute to increasing the company’s profitability.

Buyback of Own Shares

The TI Media Board of Directors has given mandate to the Chairman to call a Shareholders' Meeting to resolve upon:

*

authorization to buy back up to 10% of the company's ordinary and savings shares at a price per share of Euro 0.40 and Euro 0.33 respectively, corresponding to a maximum total of approximately Euro 148 million;

*

a reduction in share capital through the cancellation of own shares bought back.

The Shareholders’ Meeting has been scheduled for May and the buyback, through public tender offer, following authorization by the Consob.

The transaction offers an opportunity for those TI Media shareholders to liquidate part of their investment at a price which is coherent with the valuation determined for the sale of the Internet assets; the proposed price represents a premium of approximately 20% over the average share price for the ordinary and savings shares over the past six months.

Telecom Italia will not participate in the buyback, leaving the entire amount for the transaction to the market. If the public tender offer is fully subscribed and the shares thus bought back are cancelled, Telecom Italia will increase its direct controlling stake (60.4%) and indirect stake (2.1% through Telecom Italia Finance) from the current 62.5% to 69.4% of the ordinary capital..

Dividend Payout

Financial resources in access of the user, may allow for a total dividend payout currently estimated at approximately Euro 550 million in 2006, in accordance with TI Media’s financial and operating requirements.

The Merger by Incorporation of La7 Televisioni into TI Media.

Once it exits the Internet business, TI Media will streamline its operating and corporate structure through the merger by incorporation of La 7 Televisioni (currently wholly-held by HMC S.p.A., a wholly-owned subsidiary of TI Media).

This transaction, which will not entail a capital increase by the acquiring company, does not require a Shareholders' Meeting resolution. The integration process is expected to be complete by the end of the year.

Proposed timetable

April 2005:

-

finalization of the contractual agreement between TI Media and Telecom Italia

May 2005:

-

transfer of Tin.it to a newly formed company wholly owned by TI Media

-

sale of the equity investments in Webfin, Matrix, and the "new” Tin.it by TI Media to Telecom Italia

-

TI Media General Shareholders’ Meeting for the approval of the public tender offer for the buyback of own shares

June 2005:

-

TI Media public tender offer for the buyback of its own shares, following CONSOB approval

December 2005:

-

finalization of the TI Media-La7 Televisioni merger process

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

Telecom Italia

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia Media

Investor Relations

+39.06.5144.8424

www.investor.telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 4th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager